UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

March 4, 2022

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Member of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.)

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1.	Changes of Executive Officers

Executive Officers in this section mean either executive officers as defined in the Companies Act or executive officers as defined in our internal regulations.

(Effective as of April 1, 2022)

Name	New Position		Current Position
Makoto Umemiya	Member of the Board of Directors, Deputy President & Senior Executive Officer (Representative Executive Officer)	Group Chief Digital Innovation Officer (Group CDIO) / Head of Financial Control & Accounting Group (Group CFO)	Member of the Board of Directors, Senior Executive Officer	Head of Financial Control & Accounting Group (Group CFO) / Project Manager of International Accounting Standards Project Team

Motonori Wakabayashi	Member of the Board of Directors, Senior Executive Officer	Head of Risk Management Group (Group CRO)	Member of the Board of Directors, Senior Executive Officer	Head of Risk Management Group (Group CRO) / Head of Compliance Group* (Group CCO)

Hidekatsu Take	Senior Executive Officer	Head of Corporate & Institutional Company / Head of Global Corporate Company	—	Managing Executive Officer of MHBK

Kenya Koshimizu	Senior Executive Officer	Co-Head of Global Markets Company	Group Executive Officer

Mitsuhiro Morishita	Senior Executive Officer	Head of Global Products Unit	Group Executive Officer

Koji Yonei	Senior Executive Officer	Head of IT & Systems Group (Group CIO)	Senior Executive Officer	Group Chief Digital Innovation Officer* (Group CDIO) / Head of IT & Systems Group (Group CIO)

Mitsuhiro Kanazawa	Senior Executive Officer	Co-Head of IT & Systems Group (Group Co-CIO)	Group Executive Officer	Deputy Head of Strategic Planning Group

Hiroaki Ehara	Senior Executive Officer	Head of Operations Group (Group COO)	Group Executive Officer	Head of Operations Group* (Group COO)

Makoto Matsubara	Senior Executive Officer	Head of Compliance Group (Group CCO)	Group Executive Officer	Group Chief Crisis Management Officer (Group CCMO)

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Name	New Position		Current Position
Masatoshi Yoshihara	Reassigned	President & CEO (Representative Director) of MHRT	Senior Executive Officer	Co-Head of Global Markets Company

(Note)	Asterisk indicates ‘Acting’ CxOs.

The management changes described above are subject to any approval or permission required being obtained from the relevant regulatory or other authorities.

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